Mail Stop 4561


August 3, 2007

Robert E. Marziano
President
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, North Carolina  27028


RE: Bank of the Carolinas Corporation
        Form S-4, filed on June 29, 2007
        File Number 333-144237

Dear Mr. Marziano:

      We have reviewed the above referenced Form S-4, as well as the
Form 10-K and related 1934 Act filings of Bank of the Carolinas Corporation, and have the following comments. Where we have indicated, we think you should revise your document in response to
these comments.   If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that no financial projections or forcasts where provided by Randolph to BankCorp or their advisors, or by BankCorp to
Randolph or their advisors. If projections have crossed, then they must be provided in the registration statement.



Prospectus Cover

2. To make your document easier to understand, please eliminate the use of defined terms. Use abbreviations that are well know and unnecessary to define, such as the FDIC or intuitively understandable. Please consider replacing BankCorp with Carolinas or another term that would be more intuitively understandable.
3. Where you indicate the symbol and trading market for BankCorp, briefly describe the nature and volume of trading in Randolph shares and include price information. Please also address the market for the shares in the summary section under an appropriate subheading.

Summary, page 5
4. Please revise to describe BankCorp and Randolph under
appropriate
subheadings. Include their market area, their principal types of deposits and lending, give total assets and disclose any other material information about each that a shareholder needs from the outset. For example, consider disclosing the recent net loss for Randolph and the reasons for this situation. Discuss this loss more fully in the body of the text, including the extent to which this was
a one time event, or whether further problems are anticipated.
5. If Randolph or BankCorp is materially changing their
operations,
for example, as a result of the MOU, please describe this in the summary and provide more complete disclosure in the body of the filing. In any event, provide more complete disclosure of the banks operating strategy in the body of the text.
6. For BankCorp, discuss the reasons for the significant reliance on
brokered and time deposits.  Quantify the total amount and
percentage
of these types of deposits and explain the business reasons for this
situation.  Provide more complete explanation in the body of the text
and quantify the risk factor on page 19.
7. Where appropriate in the forepart, disclose the MOU under which
Randolph is operating and describe this situation.   Here and in
the
body of the text, disclose whether it is management`s opinion that all of the terms have been met, or whether this is the conclusion of the regulatory agencies.



Each share of Randolph common stock..., page 5
8. Give the dollar value of the stock to be received, as of the date the agreement was entered into and as of latest date feasible.
Note
also on page 29.

The exchange ratio..., page 6
9. Please specifically quantify the threshold prices that will trigger change, both at 80% and 120%, then calculate the exchange ratio at those amounts. Note also for the body of the text.
10. It appears that the average closing price of BankCorp may already be at or nearly at this level. If this is the case, address this in concrete terms and disclose whether or not both parties are willing to continue.

Randolph`s officers and directors have special interests..., page
9
11. Quantify the aggregate dollar amounts that Randolph officers and directors will receive as a result of this transaction, for example, as a result of any change of control payments to be received. Note also for each individual, as material. Provide similar information in the body of the text.

Bancorp`s and BOC`s directors..., page 9
12. Name the four Randolph directors that will become directors of BankCorp. Also, file as exhibits the consents of the persons named to be directors, as required by Item 438 of Regulation C. Note also on page 45. If it has not been decided who are the four directors who will become BankCorp director, please disclose that.

There are various other conditions..., page 11
13. Please revise to briefly describe the conditions referenced in this section.

Risk Factors, page 16
14. As a separate risk factor, please consider addressing the negative impact on earnings per BankCorp share resulting from this transaction and the impact that might have on the market price.
If
the boards did not consider this matter in reaching their recommendations, please confirm this supplementally. If either or both did consider this, disclose this consideration at an appropriate place in the filing.

15. Please revise this section to delete statements that "you cannot assure" an event, or similar language. If you could assure such events the risk factor would not be warranted.

The trading volume in BankCorp common stock..., page 16
16. Please quantify the "thin" market in your stock.

Expanding Bancorp`s business..., page 17
17. This seems to be a laundry list of possible problems. Please revise to delete the bullet items and give your principal concern.

A large percentage of Bancorp`s loans..., page 19
18. The third sentence of this risk factor is not clear. Please revise.

Proposals to be Voted on..., page 21
19. Any measure for adjournment to solicit additional votes must be presented as a separate item for shareholder consideration.
Please
revise for both companies.

Background of the Merger, page 26
20. Please disclose the working relationship with the Stern Agee principal, referenced at the top of page 27.
21. Explain why both companies submitted new proposals, as stated in the third paragraph. Describe any board consideration of the prior proposals and any communication with parties about their prior proposals.
22. At the fourth paragraph, disclose why the board did not go back to Second Suitor to attempt a better offer from that party. Also disclose the nature and value of the consideration made by the second suitor.
23. Disclose when any fairness opinions were presented to the registrant and Randolph, and what the opinions concluded.






Recommendation or Boards..., page 28
24. Please indicate the pros and cons that the boards identified as reasons for and against their conclusions. If no negative factors were identified, please say so.
25. In the fourth paragraph you reference "imminently required information technology upgrades." Where appropriate disclose the nature, timing and cost of these matters absent the merger.

Adjustments..., page 29
26. Please consider a table showing the exchange terms at the mid range and maybe four other price levels, including $10.00 and $17.00.

Financial Advisory Fees, page 36
27. In accordance with Item 1015 of Regulation M-A, please disclose all compensation between Sterne Agee and its affiliates and Randolph and its affiliates over the past two years. Note also regarding the similar work done for BankCorp.

Capitalization, page 51

Please revise your capitalization table to include the following items:
* current maturities of long-term debt,
* long-term debt, and
* total capitalization (including current maturities of long-term debt).

Related Person Transactions During 2006, page 69
28. Please revise to clarify that all loans with the related parties, not just those made in 2006, are on the same terms as those made to unaffiliated parties and are performing pursuant to their original terms.











Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 72

Recent Developments

General
29. Please update this section of your MD&A (for Bank of the Carolinas and Randolph Bank & Trust) to include information through
June 30, 2007, or more recent as necessary.
30. Please disclose any known trends, events or uncertainties that will impact your financial results. See Item 303(a)(3)(ii). Note also for Randolph.

Audited Financial Statements

General
31. Please note the updating requirements of Rule 3-12 Regulation
S-X
and provide a current consent in any amendment.

Loans, page 74
32. For both companies, describe each of the principal types of loans that you make, the level of risk involved and the steps taken to mitigate that risk.

Asset Quality, page 77
33. We note the increase in total nonperforming assets for both banks in 2006. Please discuss the reasons for this increase and whether or not management believes that the increase is a trend. We also note that in the Randolph table on page 110 they include a row, "Allowance for loan losses to nonperforming loans," which we do not find in the
BankCorp material. We believe that information is helpful to the reader and ask you to consider including that information in the BankCorp material.

Banking Market, page 91
34. Please provide additional information to describe your actual market area to the reader. For example, characterize the type of business activity, give the population size and average income, note any significant trends in these values and compare them as warranted to state and national figures. Note also for Randolph.


Randolph Bank & Trust Company Financial Statements for the year ended
December 31, 2006

Consolidated Statements of Cash Flows, F-37
35. We note your disclosure on page 109 that Randolph originates
1-4
family residential loans that may be sold in the secondary market or retained in Randolph`s portfolio. We also note that you recorded a loss on sale of loans totaling $116,391 during the fiscal year ending December 31, 2006. Please refer to paragraph 9 of
SFAS 102 and revise to:

* describe your accounting policy with respect to loans sales; distinguish between loans originated with the intent to sell and those originated with the intent to hold for investment;
* disclose the reasons for the sales, for example, for liquidity purposes;
* quantify the dollar amount of loans originated and / or purchased for sale during each of the periods presented;
* describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination; and
* tell us how you determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Notes to Consolidated Financial Statements

General
36. Please revise to include a note describing the pertinent rights and privileges of your securities outstanding (e.g. common and preferred stock). Refer to SFAS 129.

Bank of the Carolinas Corporation and Randolph Bank & Trust
Company

Notes to Unaudited Pro Forma Condensed Combined Consolidated
Financial statements

Randolph Acquisition, F-72
37. It appears you have determined the estimated fair value of the common stock to be issued ($36,235,000) based on the value of to $36.74 per share (i.e. the estimated value of the Randolph common stock). Tell us why you have not used the value of the commons stock of BankCorp as your basis in the estimated fair value of the shares to be issued since this is the consideration that will be used to effect the merger. Please justify your accounting treatment or revise to use the value of the BankCorp common stock. See also our comment below.
38. Please disclose how the price you used for the common stock issued for Randolph to value the purchase price complies with EITF 99-12.

Note 2 - The purchase accounting and pro forma adjustments...

Adjustment E, F-74
39. We note you have included the cancelled Randolph common stock options ($385) as an estimated acquisition cost. Please address the following issues:
* tell us how you computed the $385,000 for the cancelled options;
* clarify if the outstanding unexercised Randolph options
(covering
26,570 shares of common stock) have been included in the estimated purchase price allocation table presented at the bottom of page F-72;
and
* considering the points noted above, disaggregate the cash value that will be paid for the cancelled options and present it as a separate line item in the estimated purchase price allocation table on page F-72.
40. For each of the items identified in this adjustment (E), provide a narrative discussion explaining the nature of the cost and how it meets the criteria set forth in Article 11 of Regulation S-X. See Rule 11-02 (b).

Adjustment I, F-74
41. We note this adjustment reflects the reduction in interest income resulting from federal funds used to eliminate Randolph`s preferred stock. Tell us how you determined this adjustment is factually supportable and within the criteria set forth in Article 11 of Regulation S-X. Elaborate in your response how you determined that federal funds versus any other combination of funding would be used to eliminate the preferred stock. Please advise or revise to remove this adjustment from the face of the pro forma combined financial statements. Alternatively, we would not object to footnote disclosure.









 Opinions, Exhibit 5.1 and 8.1
42. You have filed your opinions as of "the date hereof" and have stated that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Exhibit 8.1
43. Please revise to indicate that this opinion addresses all of the material federal income tax consequences.
44. Revise the first page and the text beginning on page 4 to indicate that any representations relied upon are factual representations only. Revise your opinion so that you are not relying upon legal analysis performed by the companies, for example, as currently set out at items (h, n, p and t). Revise the rest of your opinion accordingly.
45. Revise the next to last paragraph to remove the implication that this opinion cannot be relied upon by investors in the companies.

Exhibit 23.02 - Consent of Dixon Hughes PLLC for Randolph Bank &
Trust Company
46. We note your auditor consented to the use of the financial statements included in the 2006 Annual report on Form 10-KSB of Randolph Bank & Trust Company. Please revise to remove the reference to Form 10-KSB as that form has not been incorporated by reference.

General
47. Please note that a number of these comments relate to comparable disclosure in the future filings of BankCorp. Please reflect these comments in your Form 10-K and other related filings where appropriate.


					*   *   *   *   *







Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











	If you have any accounting questions please contact Benjamin Phippen at 202-551-3697, or Hugh West, Accounting Branch Chief, at 202-551-3872. Any other questions should be directed to David
Lyon
at 202-551-3421, or me at 202-551-3418.


Sincerely,



William Friar
      Senior Financial Analyst


By FAX: E. Knox Proctor
                Fax number 252-672-5477

Robert E. Marziano
Bank of the Carolinas
August 3, 2007
Page 1